EXHIBIT 99.2

2002 ANNUAL REPORT

CORPORATE PROFILE

FPB Bancorp, Inc. is a one-bank holding company incorporated in the State of Florida. FPB Bancorp, Inc. owns 100% of First Peoples Bank. First Peoples Bank is a Florida state-chartered commercial bank. Our deposits are insured by the Federal Deposit Insurance Corporation. We provide a variety of banking services to small businesses and individuals in St. Lucie County, Florida. We currently have one retail banking office located at 1301 SE Port St. Lucie Boulevard in Port St. Lucie, Florida and are in the process of building a branch office expected to open in late 2003 in Fort Pierce, Florida. In 2001, our stockholders approved a plan of corporate reorganization under which First Peoples Bank became a wholly-owned subsidiary of FPB Bancorp, Inc. On December 3, 2001, the reorganization became effective and a majority of our stockholders exchanged their common shares for shares of FPB Bancorp, Inc. At December 31, 2002, we had total consolidated assets of $58.8 million and total consolidated stoc kholders' equity of $7.3 million. For the year ended December 31, 2002, we had net earnings of $74,000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements which represent our expectations or beliefs, including, but not limited to, statements concerning the banking industry and our operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature may involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, changes in interest rates, and changes in the value of rea l estate and other collateral securing loans, among other things.

FINANCIAL HIGHLIGHTS

December 31, 2002 and 2001 or the Years Then Ended
(Dollars in thousands, except per share figures)

	2002	2001
At Year End:

Assets	$58,767	$41,706
Loans, net	$41,662	$32,215
Securities	$6,697	$5,479
Deposits	$50,265	$33,993
Stockholders' equity	$7,313	$4,090
Book value per share	$8.94	$8.36
Shares outstanding	817,775	489,410
Equity as a percentage of assets	12.44%	9.81%
Nonperforming assets-to-total assets ratio	NIL	NIL

For The Year:

Interest income	$3,203	$2,519
Net earnings (loss)	$74	$(49)
Earnings (loss) per share basic and diluted	$.11	$(.10)
Return on average assets	.14%	(.14%)
Return on average equity	1.29%	(1.17%)
Average equity as a percentage of average assets	11.11%	12.36%
Noninterest expenses to average assets	3.53%	4.60%

Yields and Rates:

Loan portfolio	7.45%	8.63%
Securities	5.00%	6.08%
Other interest-earning assets	1.60%	4.17%
All interest-earning assets	6.52%	7.85%
Deposits	3.12%	4.59%
Other borrowings	.84%	3.44%
All interest-bearing liabilities	3.10%	4.58%
Interest-rate spread (1)	3.42%	3.27%
Net yield on average interest earning assets (2)	4.21%	4.59%

(1)	Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(2)	Net interest income divided by average interest-earning assets.

LETTER TO SHAREHOLDERS

March 15, 2003

Dear Shareholders:

We are very pleased to present to you the Annual Report for FPB Bancorp, Inc. for the year ended December 31, 2002. Despite unprecedented decreases in interest rates and declining sales and earnings of a large number of businesses in our area and nationwide, your bank has managed to grow and prosper. First Peoples Bank was profitable for the entire twelve months in 2002 and closed the year with net income of $106,000. On a consolidated basis, our 2002 net income was $74,000.

We ended the year with assets of approximately $59 million or a 41% growth in total assets. We also closed the year with over $41 million in total loans, an increase of 30% and deposits increased by 52% and totaled $50 million. We now service over 4,200 deposit and loan customers.

We conducted a secondary offering of our stock beginning in May, 2002. The new offering afforded our established shareholders and depositors the opportunity to purchase additional stock in the bank for below the then established $10.75 market price for the first 60 days. The offering then extended until December 31, 2002 at $11.00 per share. I am pleased to report to you that we raised over $3.1 million in additional new capital.

The new funds from the offering enabled us to exercise our lease purchase option on our present Port St. Lucie location and also to proceed with our established plans for expansion into the Fort Pierce marketplace. That plan calls for the construction of our first branch office. A lengthy review process was started to secure bids from several area contractors. We had purchased the corner lot at Virginia Ave. and 25th Street in Fort Pierce last year and much planning and detail concerning the location was put into motion. A number of meetings were held with six prospective contractors. We chose Paul Jacquin & Sons as the builder. The groundbreaking took place on January 15, 2003 and we anticipate a total of seven to nine months for the construction process. Building construction should start in early April and we hope to open the branch office prior to year end 2003.

The building design will be similar to our Port St. Lucie office Key West design and will be a two story, 9,600 square foot facility. First Peoples Bank will occupy the ground floor with an estimated 3,500 square feet and the 6,000 plus square feet upstairs will be leased. We have already started getting calls for the new location regarding leasing information from interested parties. Our Board of Directors is now discussing future expansion plans for other branch sites.

We expanded our courier program in 2002 to four persons and we now service over 800 accounts monthly. This program enables us to service commercial deposit and loan customers who are not in close proximity to the bank. This is a great convenience to our small business owners.

We continue to be a leader among area lenders in the Small Business Administration (SBA) loan program. Because of our success in this area, we were granted Preferred Lender Status by SBA. As many of you know, SBA loans provide loan assistance to new and start up companies that may lack the capital to qualify for initial funding. The SBA program allows banks the option of providing financial assistance to these customers and offers varying degrees of loan guarantees depending on which program is chosen. The guarantee of the loan comes directly from the US Government. We generated approximately $4 million in new SBA loans in 2002.

Our staff remains very involved in the community and is very active in numerous charitable functions and civic groups. The bank also co-sponsored a local golf tournament for the United American Senior Tour in April, 2002. That event helped raise funds for the local YMCA Summer Youth Program and The United Way of St. Lucie County. Our staff is also very committed to The Exchange Club Castle Chili Cook-off, March of Dimes Walkathon and many other worthwhile area functions.

As we stated in earlier correspondence, we formed our holding company, FPB Bancorp, Inc. in 2001. As a result of that action and in conjunction with our new stock offering in May 2002, we asked that our shareholders exchange their initial shares in First Peoples Bank for the new holding company stock. To date a number of you have still not responded to that request and we would ask that you check to make sure that you are now holding your shares in FPB Bancorp. If your current shares are still in the name of First Peoples Bank, please contact us at your earliest convenience and we will assist you in making the exchange.

We are very excited about the future of your bank in Port St. Lucie and in our prospective new market, Fort Pierce. We have approximately 40% of our shareholder base who either live or work in the Fort Pierce area. We are very optimistic about the prospect of a number of those people doing business at our new north location. Remember to call on us for any of your financial needs as we rely on the continued support from all of our shareholders to help build and grow this franchise. If you haven’t stopped by for a visit, please do so in the near future.

We continue to receive high marks in our examinations from our State of Florida and FDIC Regulators regarding the bank’s safety and soundness. Loan delinquencies continue to be very manageable and are at acceptable levels in relation to recent peer comparisons.

We look forward to 2003 as a banner year for this bank and we are very grateful for your continued support and faith in the bank. On behalf of the entire bank, our staff and directors, we again thank you for your commitment to community banking.

Sincerely,

David W. Skiles President & CEO	Gary A. Berger Chairman of the Board

SELECTED FINANCIAL DATA

December 31, 2002, 2001, 2000 and 1999 and the Years Ended December 31, 2002, 2001 and 2000
and the Period Ended December 31, 1999(1)
(Dollars in thousands, except per share figures)

	2002	2001	2000	1999
At Year End:
Cash and cash equivalents	$7,825	2,448	4,380	1,758
Securities	6,697	5,479	6,987	7,415
Loans, net	41,662	32,215	17,965	6,530
All other assets	2,583	1,564	1,200	973

Total assets	$58,767	41,706	30,532	16,676

Deposit accounts	50,265	33,933	25,814	11,797
All other liabilities	1,189	3,683	574	555
Stockholders' equity	7,313	4,090	4,144	4,324

Total liabilities and stockholders' equity	$58,767	41,706	30,532	16,676

For the Period:

Total interest income	$3,203	2,519	1,755	472
Total interest expense	1,135	1,046	815	172

Net interest income	2,068	1,473	940	300

Provision for loan losses	381	202	162	60

Net interest income after provision for loan losses	1,687	1,271	778	240

Noninterest income	264	214	141	30
Noninterest expenses	1,825	1,557	1,282	780

Earnings (loss) before income taxes (benefit)	126	(72)	(363)	(510)
Income taxes (benefit)	52	(23)	(136)	(173)

Net earnings (loss)	$74	(49)	(227)	(337)

Net earnings (loss) per basic and diluted share	$.11	(.10)	(.46)	(.69)

Weighted-average number of shares outstanding for basic and diluted	660,352	489,410	489,410	489,410

Ratios and Other Data:
Return on average assets	.14%	(.14%)	(.93%)	(3.94%)
Return on average equity	1.29%	(1.17%)	(5.40%)	(10.50%)
Average equity as a percentage of average assets	11.11%	12.36%	17.19%	37.50%
Interest-rate spread during the period	3.42%	3.27%	2.40%	2.96%
Net yield on average interest-earning assets	4.21%	4.59%	4.13%	3.95%
Noninterest expenses to average assets	3.53%	4.60%	5.24%	9.12%
Ratio of average interest-earning assets to average
interest-bearing liabilities	1.34	1.40	1.48	1.43
Nonperforming loans and foreclosed real estate as a percentage of
total assets at end of year	NIL	NIL	NIL	NIL
Allowance for loan losses as a percentage
of total loans at end of year	1.31%	1.10%	1.11%	.91%
Total number of banking offices	1	1	1	1
Total shares outstanding at end of year	817,775	489,410	489,410	489,410
Book value per share at end of year	8.94	8.36	8.47	8.83

(1)	Period from April 26, 1999 (commencement of banking operations) to December 31, 1999.

     MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2002 and 2001 and for the Years Ended December 31, 2002 and 2001

General

FPB Bancorp, Inc. is a one-bank holding company incorporated in the State of Florida. FPB Bancorp, Inc. owns 100% of First Peoples Bank. First Peoples Bank is a Florida state-chartered commercial bank. Our deposits are insured by the Federal Deposit Insurance Corporation. We opened for business on April 26, 1999 and provide a variety of banking services to small businesses and individuals in St. Lucie County, Florida. We currently have one retail banking office located at 1301 SE Port St. Lucie Boulevard in Port St. Lucie, Florida and plan to open a branch office in late 2003 in Fort Pierce, Florida. In 2001, our stockholders approved a plan of corporate reorganization under which First Peoples Bank became a wholly-owned subsidiary of FPB Bancorp, Inc. On December 3, 2001, the reorganization became effective and a majority of the our stockholders exchanged their common shares for shares of FPB Bancorp, Inc. At December 31, 2002, we had total consolidated assets of $58.8 million and total consolidated stockholders' equity of $7.3 million. For the year ended December 31, 2002, we had net earnings of $74,000.

Management's Strategy

We are organized as a locally-owned, locally managed community financial institution, owned and managed by people who are actively involved in our market area and committed to our economic growth and development. With local ownership, management, and directors, we believe that we can be more responsive to the communities we serve. Local ownership will allow faster, more responsive and flexible decision-making which is not available at the majority of financial institutions in or near our market area which are branch offices of large regional holding company banks with headquarters located elsewhere in the United States.

Our principal business is to attract deposits from the general public and to invest those funds in various types of loans and other interest-earning assets. Funds are provided for the operations from the proceeds from the sale of investments, from amortization and repayment of outstanding loans and investments, from net deposit inflow, and from borrowings. Our earnings depend primarily upon the difference between (1) noninterest income, and the interest and fees we receive from loans, the securities held in our investment portfolio and other investments, and (2) the expenses we incur in connection with obtaining funds for lending (including interest paid on deposits and other borrowings) and expenses relating to day-to-day operations.

To the extent market conditions permit, our strategy is intended to insulate our interest rate gap from adverse changes in interest rates by maintaining spreads through the adjustability of our interest-earning assets and interest-bearing liabilities. Our ability to reduce interest-rate risk in our loan and investment portfolios depends upon a number of factors, many of which are beyond our control, including among others, competition for loans and deposits in our market area and conditions prevailing in the economy.

Our primary sources of funds for loans and for other general business purposes are our capital, deposits and loan repayments. We expect that loan repayments will be relatively stable sources of funds, while deposit inflows and outflows will be significantly influenced by prevailing interest rates, money market rates, and general economic conditions. Generally, short-term borrowings may be used to compensate for reductions in normal sources of funds while longer-term borrowings may be used to support expanded lending activities.

Our customers are primarily individuals, professionals, small and medium size businesses, and seasonal retirees located predominantly in St. Lucie County. We are expanding into our new location in Fort Pierce in the fall of 2003 to better serve the entire county.

We continually seek to develop new business through an ongoing program of personal calls on both present and potential customers. As a local independent bank, we utilize traditional local advertising media to promote and develop loans and deposits. In addition, all of our directors have worked and lived in or near our market area for a number of years. We believe that these factors, coupled with the past and continued involvement of the directors, officers and staff in various local community activities, will further promote our image as a locally-owned independent institution, which we believe is an important factor to our targeted customer base.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy we apply is related to the valuation of the loan portfolio.

A variety of estimates impact the carrying value of the loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

Establishing allowance for loan losses requires the most difficult and subjective judgment for all. The allowance is established and maintained at a level we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and with the entire loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of both the local and national economic climate and direction, and changes in the interest rate environment, which may impact a borrower’s ability to pay, legislation impacting the banking industry and economic conditions specific to the bank's service area. Because the calculation of the allowance for loan losses relies on our estimates and judgments relating to inherently uncertain events, results ma y differ from our estimates.

The allowance for loan losses is also discussed as part of "Results of Operations" and in Note 3 to the consolidated financial statements. The significant accounting policies are discussed in Note 1 to the consolidated financial statements.

Regulation and Legislation

As a banking holding company, we are regulated by the Board of Governor's of the Federal Reserve System. As a state-chartered commercial bank, we are subject to extensive regulation by the Florida Department of Banking and Finance and the Federal Deposit Insurance Corporation. We file reports with the Florida Department of Banking and Finance and the FDIC concerning our activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department of Banking and Finance and the FDIC to monitor our compliance with the various regulatory requirements.

Credit Risk

Our primary business is making business and consumer loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. While underwriting guidelines have been instituted and credit review procedures have been put in place to protect us from avoidable credit losses, some losses will inevitably occur. At December 31, 2002, we had nonperforming assets of $168,000 and only minimal charge-off experience.

The following table presents information regarding our total allowance for loan losses as well as the allocation of such amounts to the various categories of loans at December 31, (dollars in thousands):

	2002		2001		2000

	Amount	Loans to Total Loans	Amount	Loans to Total Loans	Amount	Loans to Total Loans

Commercial loans	$243	37.15%	$116	35.82%	$75	33.28%
Commercial real estate loans	144	34.07	108	34.36	52	35.40
Residential real estate loans	5	26.38	6	26.01	10	29.73
Consumer loans	161	2.40	129	3.81	64	1.59

Total allowance for loan losses	$553	100.00%	$359	100.00%	$201	100.00%

The allowance for loan losses as a
percentage of total loans
outstanding		1.31%		1.10%		1.11%

The following table sets forth the composition of our loan portfolio at December 31, (dollars in thousands):

	2002		2001		2000

	Amount	% of Total	Amount	% of Total	Amount	% of Total

Commercial	$15,698	37.15%	$11,667	35.82%	$6,037	33.28%
Commercial real estate	14,398	34.07	11,192	34.36	6,420	35.40
Consumer	11,145	26.38	8,472	26.01	5,393	29.73
Residential real estate	1,013	2.40	1,241	3.81	289	1.59

	42,254	100.00%	32,572	100.00%	18,139	100.00%

Less:
Deferred loan costs and fees,
net	(39)		2		27
Allowance for loan losses	(553)		(359)		(201)

Loans, net	$41,662		$32,215		17,965

Liquidity and Capital Resources

Our primary source of cash during the year ended December 31, 2002, was from the proceeds from net deposit inflows of $16.3 million. Cash was used primarily to purchase securities and to originate loans. At December 31, 2002, we had outstanding commitments to originate loans totalling $1.4 million, available lines of credit of $5.3 million, and standby letters of credit $251,000. At December 31, 2002, we exceeded our regulatory liquidity requirements.

Securities. The following table sets forth the carrying value of our securities portfolio at December 31 (in thousands):

	2002	2001

Securities available for sale:
U.S. Government agency securities	$1,512	$3,481
Mortgage-backed securities	4,760	1,015

	6,272	4,496
Securities held to maturity-
Mortgage-backed securities	425	983

Total	$6,697	5,479

The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio as follows (dollars in thousands):

	One Year or Less		From One Year to Five Years		From Five Years to Ten Years		Over Ten Years		Total

	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield

December 31, 2002:
U.S. Government
agency securities	$-	-%	$-	-%	$1,512	4.56%	$-	-%	$1,512	4.56%

Mortgage-backed
securities									5,185	5.40

Total									$6,697	5.21%

December 31, 2001:
U.S. Government
agency securities	$-	-%	$3,481	5.03%	$-	-%	$-	-%	$3,481	5.03%

Mortgage-backed
securities									1,998	5.77

Total									$5,479	5.30%

Regulatory Capital Requirements

Under FDIC regulations, we are required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity.

Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital, as defined in the regulations, to risk-weighted assets, also as defined in the regulations, and of Tier I capital to average assets. We believe, as of December 31, 2002, that we met all capital adequacy requirements to which we are subject.

					Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions

	Actual		For Capital Adequacy Purposes

	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
As of December 31, 2002:
Total capital to Risk-
Weighted assets	$5,751	14.37%	$3,202	8.00%	$4,003	10.00%
Tier I Capital to Risk-
Weighted Assets	5,250	13.12	1,601	4.00	2,402	6.00
Tier I Capital
to Total Assets	5,250	9.23	2,274	4.00	2,843	5.00

As of December 31, 2001:
Total capital to Risk-
Weighted assets	4,277	13.03	2,623	8.00	3,284	10.00
Tier I Capital to Risk-
Weighted Assets	3,919	11.94	1,313	4.00	1,970	6.00
Tier I Capital
to Total Assets	3,919	10.30	1,522	4.00	1,903	5.00

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in our loan and deposit-taking activities. We do not engage in securities trading or hedging activities and do not invest in interest-rate derivatives or enter into interest rate swaps. To that end, we actively monitor and manage our interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 8 of Notes to Consolidated Financial Statements.

The primary objective in managing interest-rate risk is to maximize earnings and minimize the potential adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to manage interest-rate risk. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent, or on the same basis.

Asset and Liability Structure

Our asset and liability management program establishes and implements various internal asset-liability decision processes, as well as communications and control procedures to aid us in managing our earnings. We believe that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be accomplished in part by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as the amount of rate sensitive assets less the amount of rate sensitive liabilities divided by total assets. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affec t net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, we continue to monitor asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: emphasizing the origination of adjustable-rate loans; maintaining a stable core deposit base; and maintaining a significant portion of liquid assets consisting primarily of cash and short-term securities.

The following table sets forth certain information relating to interest-earning assets and interest-bearing liabilities at December 31, 2002, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	One Year or Less	More than One Year and Less than Five Years	More than Five Years and Less than Fifteen Years	Over Fifteen Years	Total

Mortgage and commercial loans (1):
Commercial loans	$12,480	$2,980	$238	$-	$15,698
Commercial real estate loans	8,785	4,996	617	-	14,398
Residential mortgage loans	-	1,013	-	-	1,013
Consumer loans	1,461	8,173	1,511	-	11,145

Total loans	22,726	17,162	2,366	-	42,254

Federal funds sold	2,410	-	-	-	2,410
Securities (2)	80	-	6,272	425	6,777

Total rate-sensitive assets	$25,216	$17,162	$8,638	$425	$51,441

Deposit accounts (3):
Money market deposits	$8,844	$-	$-	$-	$8,844
NOW deposits	2,091	-	-	-	2,091
Savings deposits	4,950	-	-	-	4,950
Certificates of deposit	17,674	6,158	1,101	-	24,933

Total deposit accounts	33,559	6,158	1,101	-	40,818

Borrowings	-	-	-	-	-

Total rate-sensitive liabilities	$33,559	$6,158	$1,101	$-	$40,818

GAP (repricing differences)	(8,343)	11,004	7,537	425	10,623

Cumulative GAP	(8,343)	2,661	10,198	10,623

Cumulative GAP/total assets	(14.20)%	4.53%	17.35%	18.08%

(1)	In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2)	Securities are scheduled through the maturity dates and include Federal Home Loan Bank stock.
(3)	Money-market, NOW, and savings deposits are regarded as ready accessible withdrawable accounts. All other time deposits are scheduled through the maturity dates.

The following table reflects the contractual principal repayments by period of the loan portfolio at December 31, 2002 (in thousands):

Years Ending December 31,	Commercial Loans	Real Estate Construction Loans

2003	$4,790	$1,342
2004	1,949	157
2005	1,624	-
2006-2007	2,287	-
2008-2009	1,316	-
2010 & beyond	3,732	-

Total	$15,698	$1,499

Of the $11.1 million of loans due after 2003, 19.6% of such loans have fixed interest rates and 80.4% have adjustable interest rates.

The following table sets forth total loans originated and repaid during the period ended December 31 (in thousands):

	2002	2001

Originations:
Commercial loans	$13,581	$12,826
Commercial real estate loans	4,906	2,138
Residential mortgage loans	2,464	687
Consumer loans	4,820	7,782

Total loans originated	25,771	23,433

Principal reductions	16,089	9,000

Increase in total loans	$9,682	$14,433

The following table shows the distribution of, and certain other information relating to deposit accounts by type (dollars in thousands):

	At December 31,

	2002		2001

	Amount	% of Deposits	Amount	% of Deposits

Demand deposits	$9,447	18.79%	$6,825	20.08%
Money-market deposits	8,844	17.60	6,545	19.25
NOW deposits	2,091	4.16	1,292	3.80
Savings deposits	4,950	9.85	3,419	10.06

Subtotal	25,332	50.40	18,081	53.19

Certificate of deposits:
1.00% - 1.99%	2,625	5.22	154.45
2.00% - 2.99%	3,928	7.81	1,540	4.53
3.00% - 3.99%	13,493	26.84	3,933	11.57
4.00% - 4.99%	1,883	3.75	4,688	13.79
5.00% - 5.99%	321.64		2,334	6.87
6.00% - 6.99%	2,583	5.14	3,055	8.99
7.00% - 7.99%	100.20		208.61

Total certificates of deposit (1)	24,933	49.60	15,912	46.81

Total deposits	$50,265	100.00%	$33,993	100.00%

(1)	Included individual retirement accounts ("IRAs") totaling $1,305,000 and $1,058,000 at December 31, 2002 and 2001, all of which are in the form of certificates of deposit.

The following table presents by various interest rate categories the amounts of certificates of deposit at December 31, 2002, which mature during the periods indicated (in thousands):

	Year Ending December 31,

	2003	2004	2005	2006	2007	Total

1.00% - 1.99%	$1,570	$18	$1,037	$-	$-	$2,625
2.00% - 2.99%	2,166	1,762	-	-	-	3,928
3.00% - 3.99%	10,919	1,401	1,055	12	106	13,493
4.00% - 4.99%	240	514	76	163	890	1,883
5.00% - 5.99%	110	-	106	-	105	321
6.00% - 6.99%	2,569	-	14	-	-	2,583
7.00% - 7.99%	100	-	-	-	-	100

Total certificates of deposit	$17,674	$3,695	$2,288	$175	$1,101	$24,933

Jumbo certificates ($100,000 and over) mature as follows (in thousands):

	December 31,

	2002	2001

Due three months or less	$4,878	$1,153
Due over three months to six months	437	780
Due over six months to one year	1,000	918
Due over one year to five years	5,334	2,188

	$11,649	$5,039

Results of Operations

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and our noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the period indicated, information regarding: (i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread; (v) net interest margin. Average balances are based on average daily balances (dollars in thousands).

	Year Ended December 31,

	2002			2001

	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate

Interest-earning assets:
Loans	$37,753	2,813	7.45%	$24,379	$2,105	8.63%
Securities	6,124	306	5.00	4,822	293	6.08
Other interest-earning assets (1)	5,250	84	1.60	2,899	121	4.17

Total interest-earning assets	49,127	3,203	6.52	32,100	2,519	7.85
Noninterest-earning assets	2,544			1,729

Total assets	$51,671			$33,829

Interest-bearing liabilities:
Savings, NOW and money-market
deposits	13,975	282	2.02	7,963	219	2.75
Certificates of deposit	22,387	851	3.80	14,622	818	5.59
Other borrowings	238	2.84		264	9	3.44

Total interest-bearing
liabilities	36,600	1,135	3.10	22,849	1,046	4.58

Demand deposits	8,573			6,613
Noninterest-bearing liabilities	759			186
Stockholders' equity	5,739			4,181

Total liabilities and
stockholders' equity	$51,671			$33,829

Net interest income		$2,068			$1,473

Interest-rate spread			3.42%			3.27%

Net interest margin (2)			4.21%			4.59%

Ratio of average interest-earning
assets to average interest-bearing
liabilities	1.34			1.40

(1)	Other interest-earning assets included federal funds sold, Federal Home Loan Bank stock and time deposits
(2)	Net interest margin is net interest income divided by total interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

Year Ended December 31, 2002 vs. 2001:

	Increase (Decrease) Due to

	Rate	Volume	Rate/ Volume	Total

			(In thousands)
Interest-earning assets:
Loans	$1,155	$(289)	$(158)	$708
Securities	79	(52)	(14)	13
Other interest-earning assets	98	(74)	(61)	(37)

Total	1,332	(415)	(233)	684

Interest-bearing liabilities:
Deposits:
Savings, demand, money-market and NOW deposits	165	(58)	(44)	63
Time deposits	434	(262)	(139)	33
Other borrowings	-	(7)	-	(7)

Total	599	(327)	(183)	89

Net change in net interest income	$733	$(88)	$(50)	$595

Comparison of Years Ended December 31, 2002 and 2001

General. Net earnings for the year ended December 31, 2002, was $74,000 or $.11 per basic and diluted share compared to net loss of $49,000 or $(.10) per basic and diluted share for the year ended December 31, 2001. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses and the provision for loan losses, all as a result of our growth.

Interest Income. Interest income increased to $3.2 million for the year ended December 31, 2002, from $2.5 million for the year ended December 31, 2001. Interest income on loans increased to $2.8 million from $2.1 million due to an increase in the average loan portfolio balance for the year ended December 31, 2002, partially offset by a decrease in the weighted-average yield earned on the portfolio to 7.45% for 2002 from 8.63% for 2001. Interest on securities increased to $306,000 due to an increase in the average securities balance in 2002, partially offset by a decrease in the average yield earned from 6.08% in 2001 to 5.00% in 2002. Interest on other interest-earning assets decreased to $84,000 primarily due to a decrease in the weighted-average yield earned on those assets, partially offset by an increase in the average balance.

Interest Expense. Interest expense increased to $1.1 million in 2002 from $1.0 million in 2001. Interest expense increased due to the $13.8 million growth in average interest-bearing deposits in 2002, despite a decrease in the weighted-average rate paid on deposits.

Provision for Loan Losses. The provision for loan losses was charged to operations to bring the total allowance to a level we deem appropriate and is based upon historical experience, the volume and the type of lending we conduct. In addition, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to our market area, and other factors related to the collectibility of our loan portfolio were considered. The provision for loan losses increased from $202,000 in 2001 to $381,000 in 2002. The increase was due primarily to the $13.4 million increase in the average loan portfolio during the year. Management believes that the allowance for loan losses of $553,000 is adequate at December 31, 2002.

Noninterest Income. Noninterest income increased from $214,000 in 2001 to $264,000 in 2002. This was primarily a result of increased fees and service charges on deposit accounts in 2002, compared to 2001.

Noninterest Expense. Total noninterest expense increased to $1.8 million for the year ended December 31, 2002, compared to $1.6 million in 2001. This was primarily due to increases in employee compensation and benefits and other expenses, all a result of our overall growth.

Income Taxes. The income tax benefit was $23,000 (an effective rate of 31.9%) for 2001 compared to an income tax expense of $52,000 (an effective rate of 41.3%) for 2002. We believe that it is more likely than not the benefit and deferred tax asset recognized will be realized in future periods.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
($ in thousands, except share amounts)

	At December 31,

Assets	2002	2001

Cash and due from banks	$3,414	2,095
Interest-bearing deposits with banks	2,001	-
Federal funds sold	2,410	353

Total cash and cash equivalents	7,825	2,448
Time deposit	-	100
Securities available for sale	6,272	4,496
Securities held to maturity	425	983
Loans, net of allowance for loan losses of $553 and $359	41,662	32,215
Premises and equipment, net	1,778	616
Federal Home Loan Bank stock, at cost	80	80
Accrued interest receivable	197	211
Deferred income taxes	356	444
Other assets	172	113

Total assets	$58,767	41,706

Liabilities and Stockholders' Equity
Liabilities:
Noninterest-bearing demand deposits	9,447	6,825
Savings, NOW and money-market deposits	15,885	11,256
Time deposits	24,933	15,912

Total deposits	50,265	33,993
Federal funds purchased	-	1,500
Federal Home Loan Bank advance	-	1,000
Notes payable	-	342
Official checks	1,026	742
Other liabilities	163	39

Total liabilities	51,454	37,616

Commitments and contingencies (Note 8)
Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized,
no shares issued or outstanding	-	-
Common stock, $.01 par value; 5,000,000 shares authorized,
817,775 and 489,410 shares issued and outstanding	8	5
Additional paid-in capital	7,932	4,846
Accumulated deficit	(687)	(761)
Accumulated other comprehensive income	60	-

Total stockholders' equity	7,313	4,090

Total liabilities and stockholders' equity	$58,767	41,706

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations
($ in thousands, except share amounts)

	Year Ended December 31,

	2002	2001

Interest income:
Loans	$2,813	2,105
Securities	306	293
Other	84	121

Total interest income	3,203	2,519

Interest expense:
Deposits	1,133	1,037
Other	2	9
Total interest expense	1,135	1,046

Net interest income	2,068	1,473
Provision for loan losses	381	202

Net interest income after provision for loan losses	1,687	1,271

Noninterest income:
Service charges and fees on deposit accounts	202	179
Gain on sale of a security available for sale	13	-
Broker fees	23	13
Other fees	26	22

Total noninterest income	264	214

Noninterest expenses:
Salaries and employee benefits	770	654
Occupancy and equipment	297	322
Advertising	84	68
Professional fees	131	114
Data processing	186	111
Supplies	45	45
Other	312	243

Total noninterest expenses	1,825	1,557

Earnings (loss) before income taxes	126	(72)
Income taxes (benefit)	52	(23)

Net earnings (loss)	$74	(49)

Earnings (loss) per share basic and diluted	$.11	(.10)

Weighted-average number of shares, basic and diluted	660,352	489,410

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002 and 2001
($ in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income	Total Stockholders' Equity

	Shares	Amount

Balance at December 31, 2000	489,410	$5	4,846	(712)	5	4,144

Comprehensive loss:

Net loss	-	-	-	(49)	-	(49)

Net unrealized gain on
securities available for sale,
net of tax of $3	-	-	-	-	(5)	(5)

Comprehensive loss						(54)

Balance at December 31, 2001	489,410	5	4,846	(761)	-	4,090

Comprehensive income:

Net earnings	-	-	-	74	-	74

Net unrealized gain on
securities available for sale,
net of tax of $36	-	-	-	-	60	60

Comprehensive income						134

Proceeds from the issuance of
common stock, net of
offering costs of $85	328,365	3	3,086	-	-	3,089

Balance at December 31, 2002	817,775	$8	7,932	(687)	60	7,313

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
($ in thousands)

	Year Ended December 31,

	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$74	(49)
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Depreciation	100	92
Provision for loan losses	381	202
Deferred income taxes (benefit)	52	(23)
Net amortization of fees, premiums and discounts	63	(4)
Gain on the sale of a securities available for sale	(13)	-
Decrease (increase) in accrued interest receivable	14	(10)
Increase in other assets	(59)	(27)
Increase in official checks and other liabilities	408	207

Net cash provided by operating activities	1,020	388

Cash flows from investing activities:
Purchase of securities available for sale	(9,159)	(5,122)
Purchase of securities held to maturity	-	(1,004)
Maturities and calls of securities available for sale	5,500	7,500
Principal payments of securities available for sale	964	124
Principal payments of held to maturity securities	551	20
Proceeds from the sale of a security available for sale	1,013	-
Maturity of time deposit	100	-
Net increase in loans	(9,869)	(14,466)
Purchase of Federal Home Loan Bank stock	-	(51)
Purchase of premises and equipment	(1,262)	(342)

Net cash used in investing activities	(12,162)	(13,341)

Cash flows from financing activities:
Net increase in deposits	16,272	8,179
(Decrease) increase in other borrowings	(1,500)	1,500
(Decrease) increase in Federal Home Loan Bank advance	(1,000)	1,000
(Decrease) increase in notes payable	(342)	342
Proceeds from the issuance of common stock, net	3,089	-

Net cash provided by financing activities	16,519	11,021

Net increase (decrease) in cash and cash equivalents	5,377	(1,932)
Cash and cash equivalents at beginning of the year	2,448	4,380

Cash and cash equivalents at end of the year	$7,825	2,448

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized of $8 in 2002	$1,543	1,033

Income taxes	$-	-

Noncash transactions:
Accumulated other comprehensive income, change
in unrealized gain or loss on securities
available for sale, net of tax	$60	(5)

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. FPB Bancorp, Inc. (the "Holding Company") owns 100% of the outstanding stock of First Peoples Bank (the "Bank") (collectively referred to as the "Company"). On October 17, 2001, the Bank's stockholders approved a plan of corporate reorganization under which the Bank would become a wholly-owned subsidiary of the Holding Company. On December 3, 2001, the Holding Company became effective and all of the Bank's stockholders exchanged their common shares for shares of the Holding Company. As a result, all the common shares of the Bank were exchanged for 489,410 common shares of the Holding Company. The Holding Company's acquisition of the Bank has been accounted for using a method similar to a pooling of interests and, accordingly, the financial data for periods presented include the results of the Bank. The Holding Company operates as a one-bank holding company and its only business activity is the operation of the Bank.

The Bank is a state (Florida)-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its banking office located in Port St. Lucie, Florida.

The following is a description of the significant accounting policies and practices followed by the Company, which conform with the accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Basis of Presentation. The consolidated financial statements include the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Bank is required by law or regulation to maintain cash reserves in the form of vault cash or in noninterest-earning accounts with the Federal Reserve Bank or other qualified banks. The required reserve balance at December 31, 2002 was $208,000. There were no required reserve balances at December 31, 2001.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Loans. Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment. Land is stated at cost. Building and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset. Furniture, fixtures and equipment are being depreciated using estimated lives of three to fifteen years.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively "FASB No. 123") encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB 25 and, as a result, has provided proforma disclosures of net earnings (loss), earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, available lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Per Share Amounts. Basic and diluted per share amounts are computed on the basis of the weighted-average number of common shares outstanding. Outstanding stock options and warrants are not dilutive.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock. Fair value of the Bank's investment in Federal Home

Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued
Fair Values of Financial Instruments, Continued.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Borrowings. The carrying amount of federal funds purchased approximate their fair values. Fair values of advances from the Federal Home Loan Bank are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss).

The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):

	Year Ended December 31,

	2002	2001

Holding gains (losses) on available-for-sale securities	$109	(8)
Gain realized in operations	13	-

Net unrealized gains (losses)	96	(8)

Tax effect	(36)	3

Net-of-tax amount	$60	(5)

Reclassification. Certain amounts in the 2001 financial statements have been reclassified to conform with 2002 presentation.

Recent Pronouncements. In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities

Securities have been classified according to management's intent. The carrying amount of securities and their fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

At December 31, 2002:
Securities available for sale:
U.S. Government agency securities	$1,500	12	-	1,512
Mortgage-backed securities	4,676	84	-	4,760

Total securities available for sale	$6,176	96	-	6,272

Securities held to maturity-
Mortgage-backed securities	$425	6	-	431

At December 31, 2001:
Securities available for sale:
U.S. Government agency securities	3,478	35	(32)	3,481
Mortgage-backed securities	1,018	8	(11)	1,015

Total securities available for sale	$4,496	43	(43)	4,496

Securities held to maturity-
Mortgage-backed securities	$983	-	(20)	963

For the year ended December 31, 2002, proceeds from the sale of securities available for sale were $1,013,000. Gross realized gains were $13,000 in 2002. There were no sales of securities available for sale in 2001.

The scheduled maturities of securities at December 31, 2002 are as follows (in thousands):

	Available for Sale		Held to Maturity

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due from five to ten years	$1,500	1,512	-	-
Mortgage-backed securities	4,676	4,760	425	431

	$6,176	6,272	425	431

At December 31, 2002 and 2001 securities with a carrying value of $2,759,000 and $1,279,000, respectively, were pledged to the State of Florida as collateral for public funds.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,

	2002	2001

Commercial	$15,698	11,667
Commercial real estate	12,899	10,231
Construction loans	1,499	961
Consumer	11,145	8,472
Residential real estate	1,013	1,241

Total loans	42,254	32,572
Add (deduct):
Deferred loan costs and fees, net	(39)	2
Allowance for loan losses	(553)	(359)

Loans, net	$41,662	32,215

An analysis of the change in the allowance for loan losses follows (in thousands):

	2002	2001

Beginning balance	$359	201
Provision for loan losses	381	202
Charge-offs, net of recoveries	(187)	(44)

Ending balance	$553	359

Information about impaired loans, all of which are collateral dependent, is as follows (in thousands):

At the End of Year:	2002	2001

Loans identified as impaired:
Gross loans with related allowances for
losses recorded	$-	-
Less allowance on these loans	-	-

Net investment in impaired loans	$-	-

For the Year:

Average net investment in impaired loans	$52	-

Interest income recognized on impaired loans	$11	-

Interest income received on impaired loans	$13	-

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Nonaccrual and past due loans were as follows (in thousands):

At December 31,

	2002	2001

Nonaccrual loans	$168	-
Past due ninety days or more but still accruing	-	-

	$168	-

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,

	2002	2001

Building	$867	-
Land	548	305
Building improvements	102	102
Furniture, fixtures and equipment	575	424

Total, at cost	2,092	831
Less accumulated depreciation and amortization	314	215

Premises and equipment, net	$1,778	616

The Company leased its banking facility under an operating lease. During 2002, the Company purchased the facility. Rent expense under the operating lease during the years ended December 31, 2002 and 2001 was $79,000 and $107,000, respectively.

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $11,649,000 and $5,039,000 at December 31, 2002 and 2001, respectively.

A schedule of maturities of time deposits follows (in thousands):

Year Ending December 31,	Amount

2003	$17,674
2004	3,695
2005	2,288
2006	175
2007	1,101

$24,933

(continued)

FPB BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued

(6) Federal Home Loan Bank Advance

At December 31, 2001, a Federal Home Loan Bank (“FHLB”) advance in the amount of $1,000,000 was outstanding. The interest rate was a floating rate based on the FHLB Atlanta overnight deposit rate +.30% and matured on December 20, 2002. The advance was collateralized by securities available for sale with a carrying value of $2,363,503 at December 31, 2001 and all the Company's FHLB stock. The advance was repaid during 2002. At December 31, 2002, securities available for sale with a carrying value of $461,000 were pledged to secure future advances.

(7) Notes Payable

In October 2001, the Holding Company obtained a term loan and an unsecured line of credit in the amounts of $305,000 and $100,000, respectively. Interest was payable at a rate of prime minus 1% which was payable monthly. The term loan matured on October 9, 2002. The term loan was collateralized by land with a carry value of $305,000. At December 31, 2001, the term loan and line of credit balance outstanding were $305,000 and $37,000, respectively. These notes were both repaid during 2002. At December 31, 2002, $100,000 was available on the line of credit.

(8) Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unfunded loan commitments, available lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit and conditional commitments are issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Financial Instruments, Continued

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	At December 31, 2002		At December 31, 2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	$7,825	7,825	2,448	2,448
Time deposit	-	-	100	100
Securities available for sale	6,272	6,272	4,496	4,496
Securities held to maturity	425	431	983	963
Loans, net	41,662	43,597	32,215	32,729
Federal Home Loan Bank stock	80	80	80	80
Accrued interest receivable	197	197	211	211

Financial liabilities:
Deposit liabilities	50,265	50,639	33,993	34,269
Federal funds purchased	-	-	1,500	1,500
Federal Home Loan Bank advance	-	-	1,000	1,000
Notes payable	-	-	342	342

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of Company's financial instruments with off balance sheet risk at December 31, 2002 follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value

Standby letters of credit	$251	-	-

Unfunded loan commitments	$1,436	-	-

Available lines of credit	$5,287	-	-

(9) Credit Risk

The Company grants the majority of its loans to borrowers throughout the Port St. Lucie, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in St. Lucie County, Florida.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Income Taxes

Income taxes (benefit) consisted of the following (in thousands):

	Year Ended December 31,

	2002	2001

Deferred:
Federal	$44	(20)
State	8	(3)

Total deferred	$52	(23)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

Year Ended December 31,

	2002		2001

	Amount	% of Pretax Earnings	Amount	% of Pretax Loss

Income taxes (benefit) at statutory rate	$43	34%	$(25)	(34)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	5	4	(2)	(3)
Nondeductible expenses	4	3	4	5

	$52	41%	$(23)	(32)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,

	2002	2001

Deferred tax asset:
Net operating loss carryforwards	$358	448
Allowance for loan losses	114	55
Organizational and preopening costs	40	71
Other	6	-
Deferred tax assets	518	574

Deferred tax liabilities:
Accrual to cash adjustment	93	110
Accumulated depreciation	33	20
Unrealized gain on securities available for sale	36	-

Deferred tax liabilities	162	130

Net deferred tax asset	$356	444

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Income Taxes, Continued

At December 31, 2002, the Company has the following net operating loss carryforwards available to offset future taxable income (in thousands):

Expiration

2019	$309
2020	619
2021	23

$951

(11) Related Party Transactions

Loans to officers and directors of the Company and entities in which they hold a financial interest were as follows (in thousands):

	2002	2001

Balance at beginning of year	$1,226	679
Borrowings	101	962
Repayments	(130)	(415)

Balance at end of year	$1,197	1,226

(12) Stock Options

The Company established an Incentive Stock Option Plan for officers and employees of the Company and reserved 97,882 shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant. The options vest 33.3% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date. The options must be exercised within ten years from the date of grant. A summary of stock option follows ($ in thousands, except share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price

Outstanding at December 31, 2000	91,680	$10.00	10.00	917
Granted	2,000	10.00	10.00	20
Forfeited	(1,750)	10.00	10.00	(18)

Outstanding at December 31, 2001	91,930	10.00	10.00	919
Granted	6,152	10.50	10.50	65
Forfeited	(200)	10.50	10.50	(2)

Outstanding at December 31, 2002	97,882	$10.00-10.50	10.03	982

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2002 and 2001 was 6.7 years and 7.5 years, respectively.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12) Stock Options, Continued

These options became and are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price

Currently	90,480	$10.00
2003	2,634	10.35
2004	2,717	10.38
2005	2,051	10.50

	97,882	$10.00

The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation ($ in thousands, except per share amounts).

	Year Ended December 31,

	2002	2001

Net earnings (loss) as reported	$74	(49)
Deduct: Total stock-based employee compensation
determined under the fair value based method for
all awards, net of related tax effect	40	66

Proforma net earnings (loss)	$34	(115)

Earnings (loss) per share, basic and diluted	$.11	(.10)

Proforma earnings (loss) per share, basic and diluted	$.05	(.24)

The Statement requires pro forma fair value disclosures if the intrinsic value method is being utilized.

In order to calculate the fair value of the options granted in 2002 and 2001, it was assumed that the risk-free interest rate was 5.0% in 2002 and 2001, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active trading market in the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs:

	Year Ended December 31,

	2002	2001

Weighted-average grant-date fair value of options
issued during the year	$3.89	3.79

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13) Stock Warrants

During 1999, the Company granted stock warrants to certain shareholders to purchase 24,000 shares of the Company's common stock at $10 per share. These warrants expire in 2004 and can be redeemed by the Company for $.01 with thirty days notice.

(14) Profit Sharing Plan

The Company sponsors a section 401(k) profit sharing plan which is available to all employees electing to participate. The Company did not make a contribution in 2002 or 2001.

(15) Regulatory Matters

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the

Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

					Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions

	For Capital Adequacy
	Actual		Purposes

	Amount	%	Amount	%	Amount	%

As of December 31, 2002:
Total capital to Risk-
Weighted assets	$5,751	14.37%	$3,202	8.00%	$4,003	10.00%
Tier I Capital to Risk-
Weighted Assets	5,250	13.12	1,601	4.00	2,402	6.00
Tier I Capital
to Total Assets	5,250	9.23	2,274	4.00	2,843	5.00

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters, Continued

					Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions

	For Capital Adequacy
	Actual		Purposes

	Amount	%	Amount	%	Amount	%

As of December 31, 2001:
Total capital to Risk-
Weighted assets	4,277	13.03	2,623	8.00	3,284	10.00
Tier I Capital to Risk-
Weighted Assets	3,919	11.94	1,313	4.00	1,970	6.00
Tier I Capital
to Total Assets	3,919	10.30	1,522	4.00	1,903	5.00

(16) Contingencies

The Bank is involved in various litigation matters in the normal course of operating a bank. Legal counsel and management are of the opinion that resolution of these matters will not have a material adverse impact on the financial position or results of operations of the Bank.

(17) Holding Company Financial Information

The Holding Company's unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,

	2002	2001

Assets
Cash and cash equivalents	$1,561	6
Investment in subsidiary	5,379	4,111
Premises and equipment	341	305
Deferred income taxes	30	10
Other assets	2	-
Total assets	$7,313	4,432

Liabilities and Stockholders' Equity
Notes payable	-	342
Stockholders' equity	7,313	4,090

Total liabilities and stockholders' equity	$7,313	4,432

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Financial Information, Continued

Condensed Statements of Operations

	Year Ended December 31,

	2002	2001

Revenues	$19	6
Expenses	(51)	(27)

Loss before earnings (loss) of subsidiary	(32)	(21)
Earnings (loss) of subsidiary	106	(28)

Net earnings (losses)	$74	(49)

Condensed Statements of Cash Flows

	Year Ended December 31,

	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$74	(49)
Adjustments to reconcile net earnings (loss) to net cash
used in operating activities:
Undistributed earnings (loss) of subsidiary	(106)	28
Deferred income tax benefit	(20)	(10)
Increase in other assets	(2)	-

Net cash used in operating activities	(54)	(31)

Cash flows from investing activities:
Purchase of premises and equipment	(36)	(305)
Investment in subsidiary	(1,102)	-

Net cash used in investing activities	(1,138)	(305)

Cash flows from financing activities:
(Decrease) increase in notes payable	(342)	342
Proceeds from the issuance of common stock	3,089	-

Net cash provided by financing activities	2,747	342

Net increase in cash and cash equivalents	1,555	6
Cash and cash equivalents at beginning of the year	6	-

Cash and cash equivalents at end of year	$1,561	6

Independent Auditors' Report

Board of Directors
FPB Bancorp, Inc.
Port St. Lucie, Florida:

     We have audited the accompanying consolidated balance sheets of FPB Bancorp, Inc. and Subsidiary (the "Company") at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hacker, Johnson & Smith, P.A.
HACKER, JOHNSON & SMITH, P.A.
Fort Lauderdale, Florida
January 24, 2003

BOARD OF DIRECTORS

James L. Autin, M.D., age 50, graduated with honors from Tulane University in 1974, receiving a Bachelor of Arts degree in music history and theory. He received his Doctor of Medicine degree from Louisiana State University Medical Center in New Orleans in 1978, then underwent surgical specialty training in otolaryngology/head and neck surgery at St. Louis University Hospitals. In 1984, Dr. Autin initiated his private practice in St. Lucie County. He is Board Certified in two specialties, facial plastic and reconstructive surgery and otolaryngology/head and neck surgery. He served on the Community Advisory Board of Port St. Lucie National Bank from 1994 to 1997.

John R. Baker, Sr., age 53, is the Bank and Holding Company's Vice Chairman of the Board. He graduated from the University of Georgia with a Bachelors of Business Administration in Real Estate. He moved to Stuart, Florida in 1981 and assumed the position of Vice President, General Manager of Bessemer Properties, Incorporated. Prior to moving to Stuart, Mr. Baker served as Director of Residential Sales for Bessemer in Atlanta, Georgia, where he began his real estate career in 1975. Mr. Baker is a former director of Barnett Bank of Martin County and is past President of Treasure Coast Builders Association and Florida Home Builders Association. He also served as Chairman of Housing & Finance Authority in Martin County and the Martin County Affordable Housing Task Force. Mr. Baker lives in Vero Beach and has been active in youth sports in Martin County and is currently a coach for the Sebastian Soccer Association. He is employed with the Laurel Corporation in Ve ro Beach and is involved in all aspects of real estate.

Gary A. Berger, age 53, serves as the Bank and Holding Company's Chairman of the Board. Mr. Berger is President of the accounting firm of Berger, Toombs, Elam & Frank, CPA. He is a graduate of Michigan State University and has been a certified public accountant since 1975. Mr. Berger is a member of the Rotary Club of Ft. Pierce. He is also a member of the Florida Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. He is past Treasurer of United Way, past President of the St. Lucie County Economic Development Council and past President of the Rotary Club of Fort Pierce.

Donald J. Cuozzo, age 49, received a Bachelor of Science degree in Environmental Technology from Florida Institute of Technology in 1979. He began his work career in the public sector with the Martin County Growth Management Department before leaving to work as a regional and national development coordinator. In that role, he was instrumental in obtaining approval of the Martin Downs DRI amendment and in coordinating the acquisition and development of a number of large residential communities in Palm Beach and Martin County. Mr. Cuozzo also served as a principal with a large Palm Beach County based engineering firm where he gained extensive experience in the area of project management and coordination. In 1993, he co-founded Houston Cuozzo Group (“HCG”) to provide planning, design and government oriented strategic planning service for private and public sector clients in South Florida. Mr. Cuozzo has more than 30 years of experience planning and implem enting numerous land developments throughout the region and has worked in nearly all facets of community and project development. Mr. Cuozzo is a founding member of the Martin County Business Development Board, a graduate of the first class of Martin County Leadership 91/92 and a recipient of the 1991 Industry Appreciation Award for Outstanding contribution to the Community. He is a past Second Vice President of the Treasure Coast Builders Association. Mr. Cuozzo was appointed to the Treasure Coast Regional Planning Council by Governor Jeb Bush.

Ann L. Decker, age 51, was born in Chicago, Illinois and has a Bachelor of Science in Professional Business Management from Barry University in Miami, Florida. She presently serves as District Manager for U.S. Congressman Mark Foley. Ms. Decker was formerly a co-owner of Intracoastal Printing, Inc., which was sold in 1990. She is also on the Board of Directors of the Visiting Nurses Association of Florida.

Paul J. Miret, age 56, is presently a realtor with RE/MAX 100 Riverside. Prior to that, he was the owner and operator of Sunshine Carpet Cleaning from 1978 to 1998 and of Ameri-Kleen Services from 1992 to 1998. He also owns and manages several residential rental units. From 1995 to 1997, Mr. Miret served on the Community Board of Riverside National Bank. Mr. Miret is also a past President of the Port St. Lucie Little League and the Port St. Lucie Exchange Club and a past director of the Port St. Lucie Chamber of Commerce.

Robert L. Schweiger, age 55, is the Bank and Holding Company's Secretary of the Board. He relocated from the northeast to Port St. Lucie in 1975, where he ran several locally-based businesses, primarily in the magazine publishing industry. Currently, Mr. Schweiger is a private financial investor and also raises thoroughbred race horses at his farm in Palm City. He previously served as an Advisory Board member of Port St. Lucie National Bank and First National Bank. Mr. Schweiger currently serves as a board member and chairman of the Finance Committee of the Exchange CASTLE and previously served as founder/president of the Treasure Coast Children's Home Society and treasurer of the St. Lucie County Boys & Girls Clubs. After receiving a Bachelor of Arts degree in English Literature at the American University of Beirut, he graduated from the Executive MBA program at Florida Atlantic University.

Robert L. Seeley, age 78, has been in private law practice in Florida for more than 40 years. He currently is of counsel to the Stuart law firm of Fox, Wackeen, Dungey, Seeley, Sweet, Beard and Sobel, LLP. From 1973 to 1996, Mr. Seeley served as a Director of Barnett Bank of the Treasure Coast. He is also a founding director and Chairman of The Saint Lucie Medical Center of Port St. Lucie and former director of the St. Lucie and Martin County Economic Development Councils. Mr. Seeley completed his undergraduate studies at the University of Illinois and received his Juris Doctorate degree from the University of Florida.

David W. Skiles, age 55, is the President and Chief Executive Officer of the Bank and the Holding Company. Prior to joining the Bank, he was the Vice President and Regional Manager with First United Bank from 1997 to 1998. From 1989 to 1997, Mr. Skiles was the Vice President and Senior Lender of Port St. Lucie National Bank. Mr. Skiles has a Bachelor of Science degree from Barry University and is a Vice President of the St. Lucie County Chamber and an associate member of the Stuart/Martin County Chamber of Commerce. Mr. Skiles currently serves as Chairman of the Port St. Lucie Chamber’s Port St. Lucie Area Council and is on the Chamber's Executive Committee and Foundation Board. He is an associate member of Sertoma Club of Martin County. Mr. Skiles has also served on the numerous campaigns for the United Way of St. Lucie & Martin Counties, most notably as Campaign Chairman in Martin County in 1985 and as chairman of the Professional Division in St. Luci e County for the 2000 Campaign. He also serves on the SLC Airport Steering Committee, and is a member of (BAP) Business Alliance for Prosperity and St. Martin de Porres Church Budget and Finance Boards.

Thomas E. Warner, age 55, is a partner with the law firm of Carlton Fields with offices in West Palm Beach and Tallahassee. Mr. Warner served as Solicitor General of the State of Florida from 1999 to 2002 and was a member of the Florida House of Representatives from 1992 to 1999. Mr. Warner is also a co-owner of War-Min, Inc., NRS Land Trust and 1100 Land Trust. He received both his Bachelor of Science and Juris Doctorate degrees from the University of Florida and is active in the Palm City Presbyterian Church.

Paul A. Zinter, age 48, has been a resident of Port St. Lucie for 33 years, and was a member of the second graduating class from Fort Pierce Central High School. Mr. Zinter received a Bachelor of Arts degree in business administration from Eastern New Mexico University in 1975, where he majored in real estate and business administration. Following college, he joined his family’s Port St. Lucie based real estate agency. For the past 10 years, he has been the managing broker and Chief Executive Officer of that agency. Mr. Zinter is a graduate of the Realtors Institute, holding Certified Residential Specialist and Certified Real Estate Brokerage Manager certificates. He is past President of the Rotary Club of Port St. Lucie, past Director of the St. Lucie County Board of Realtors and past Administrative Board Member of Riverside National Bank.

FPB BANCORP, INC.

NON-DIRECTOR
EXECUTIVE OFFICERS

Nancy E. Aumack, age 54, has been the Bank’s Senior Vice President and Chief Financial Officer since March 2001, and has held that position with FPB Bancorp, Inc. since December 2001. Immediately prior to that, she was Senior Vice President and Chief Financial Officer of Independent Community Bank, Tequesta, Florida. In the period from 1997 to 1999, she served as Chief Financial Officer and Administrative Support Director for the engineering firm Lindahl, Browning, Ferrari & Hellstrom, Inc. in Palm City, Florida. From 1995 to 1997, she served as Vice President and Chief Financial Officer for Treasure Coast Bank, Stuart, Florida and from 1983 to 1995, she served as Vice President and Financial Accounting Officer for American Bank of Martin County in Stuart. Ms. Aumack received her A. S. degree in financial services from Indian River Community College in 1989. She is presently a member of the WPSL Christmas Kids Committee and is a director of the ARC of Martin C ounty.

Stephen Krumfolz, age 52, has been the Bank’s Vice President and Senior Lending Officer since July 1999, and was promoted to Senior Vice President in 2001. He has held that position with FPB Bancorp, Inc. since December 2001. Prior to joining the Bank, he was Vice President and SBA Lending Manager for Riverside National Bank, from January 1998 through June 1999. He served as Vice President and Commercial Lending Officer for Port St. Lucie National Bank from 1994 through 1997, and completed all phases of Barnett Bank’s Management Training Program during his employment from 1989 through 1994. Mr. Krumfolz received an Associates Degree in Banking through the American Institute of Banking and Indian River Community College in 1991, as well as a Core Credit School Certificate from Barnett Bank in 1992. He is an active member of the Port St. Lucie Breakfast Rotary Club and Treasure Coast Business On The Green.

Marge Riley, age 54, is FPB Bancorp, Inc.’s and the Bank’s Senior Vice President and Chief Operations Officer. She also serves as the Bank’s Security Officer, Compliance Officer, Bank Secrecy Act Officer, Information Systems Technology Officer and Community Reinvestment Act Officer. Prior to joining the Bank in 1998, Ms. Riley was the Assistant Vice President and Branch Manager for First National Bank & Trust Company of the Treasure Coast from 1997 to 1998. From 1990 to 1997, she served as Assistant Vice President Loan Administrator for Port St. Lucie National Bank. Ms. Riley has A.S. Degrees in Accounting and Banking and Financial Services from Fox Valley Technical College in Appleton, Wisconsin. She is presently Treasurer of the Port St. Lucie Business Women, Board Secretary for the Deaf Services Center and a member of the Port St. Lucie Women On Wall Street.

FIRST PEOPLES BANK

OFFICERS

David W. Skiles, President and Chief Executive Officer

Marge Riley, Senior Vice President and Chief Operating Officer

Nancy E. Aumack, Senior Vice President and Chief Financial Officer

Stephen Krumfolz, Senior Vice President and Senior Lender

Melissa M. Favorite, Vice President

Chrestia J. Bradley, Assistant Vice President

David P. Hoffman, Assistant Vice President

COMMUNITY LIAISON BOARD

Ronald Belkin is the President of Dolphin Realty Group, Inc. located in Port St. Lucie. He has been involved in residential and commercial real estate as well as new residential construction in both New York and Florida for more than 20 years. Dolphin Realty Group, Inc. acts as an exclusive Buyer Broker for clients wishing to purchase real estate in Florida. Through it's affiliation with a major general contractor, Dolphin Realty Group, Inc. builds and sells spec homes on Hutchinson Island. Ron is a 25 year member of Rotary International, a Paul Harris fellow, a member of the St. Lucie Chamber of Commerce, and the St. Lucie Association of Realtors. Ron also hosts a live call in radio show on our local radio station, WPSL 1590 AM.

Linda Braswell owns and operates Braswell Bail Bonds & Braswell Surety Services in Stuart, Florida. She is past president of the Florida Surety Agent Association, and was its former secretary and vice president. In addition, she is a former SE Director and Vice President of the Professional Bail Agents of the U.S., and is it’s current Sr. Vice President. Mrs. Braswell has twice been appointed by Governor Jeb Bush, to the Judicial Nominating Commission, 19th Judicial Circuit.

Meredith Breault graduated from Essex College of Business in New Jersey, and is the owner of Management Recruiters in Port St. Lucie, Florida. She is also a fashion consultant with Weekenders, USA, presenting a wardrobe concept for all lifestyles to women throughout this area. In addition, Meredith is involved in the IRCC Scholarship Fund program.

Shirley Cherveny graduated from Monterey Peninsula College in Monterey, California, with a degree in special education and creative writing. Her career includes a professorship in special education in Long Island, New York, a background in real estate brokerage sales, and operation of other companies in the state of Florida.

Fred Fetzner is a graduate of Florida State University in 1962, and has been the President and Chief Executive Officer of Tiger Tale Publications since 1976. From 1963 to 1970, he served as Sales Manager of Xerox Corporation, and following that, he was Marketing Director of Boise Cascade Land Division from 1970 to 1972, and was with Direct Marketing, Inc. from 1973 to 1976.

Gardner S. Foote is a retired U.S. Air Force aircraft maintenance supervisor, flight engineer and senior manager, serving active duty during WWII, Korea and Vietnam. Formerly, he was a member of the Board of Directors of the Dow Air Force Base Federal Credit Union in Bangor, ME, as well as the Bolling Air Force Base Federal Credit Union, Washington, DC. He was employed by Northern Virginia Bank as their Facilities Manager and Purchasing Agent, and by the U.S. Department of Justice, Drug Enforcement Administration. He is a former chairman of the St. Lucie County Solid Waste Advisory Board, and was a member of the Community Board of Directors of Port St. Lucie National Bank.

Gilbert Miller holds a B.S. degree from Bethune-Cookman College, an M.S. in Education from Indiana University, and a Specialist degree in supervision and administration from Florida Atlantic University in Boca Raton, Florida. His career includes positions as a teacher, principal, assistant superintendent and deputy superintendent of Martin County, Florida Schools. He is affiliated with St. Luke’s Episcopal Church, Phi Beta Sigma Fraternity, Martin County Block Grant Committee, Banner Lake Residents’ Association, Inc., Banner Lake Club, Inc., Chapman School of Seamanship, American Legion Post #176, Hobe Sound Citizen’s Alliance, Banner Lake Gomez Crime Watch Program, and Martin County Nine Hole Men's Golf League. He is a former member of the Red Cross and the Boys and Girls Club of Martin County.

Howard Shields, co-founder of First Peoples Bank, and chairman of its Community Liaison Board, began his banking career in Dayton, Ohio, serving 27 years with Merchants National Bank and Trust Company. After moving to Florida in 1976, he served as executive vice president, and later director, of Stuart National Bank, Stuart, Florida, charter director of Treasure Coast Savings Bank, Stuart, Florida, managing agent for Resolution Trust Company, and president, chief executive officer and director of Seaboard Savings Bank, Stuart, Florida. He is a past president of the Rotary Club of Stuart, Florida, past president and board member of United Way of Martin County, Florida, a long-time member of the Financial Executives Institute, and past chairman of Group Seven, Florida Bankers Association.

GENERAL INFORMATION

Annual Meeting	The Annual Meeting of the Stockholders will be held at First Peoples located at 1301 Port St. Lucie Boulevard, Port St. Lucie, Florida at 5:30 P.M., April 30, 2003.

Transfer Agent and Registrar	Registrar and Transfer Co. 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948

Corporate Counsel	Igler & Dougherty, P.A. 1501 Park Avenue East Tallahassee, Florida 32301

Independent Auditors	Hacker, Johnson & Smith PA Certified Public Accountants 4901 Northwest 17th Way, Suite 306 Fort Lauderdale, Florida 33309

Form 10-KSB

A copy of the Form 10-KSB as filed with the Securities and Exchange Commission may be obtained by stockholders without charge upon written request to Nancy E. Aumack, Senior Vice President and Chief Financial Officer, 1301 Port St. Lucie Boulevard, Port St. Lucie, Florida 34952.

COMMON STOCK PRICES AND DIVIDENDS

The common stock of FPB Bancorp, Inc. is not actively traded, but was sold in a public offering in 2002 for $11.00 per share. To date no cash dividends have been paid. Future dividends, if any, will be determined by the Board of Directors. As of December 31, 2002, FPB Bancorp, Inc. had approximately 950 holders of record of common stock.